David W. Ghegan 404.885.3139 telephone 404.962.6599 facsimile david.ghegan@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, GA 30308-2216 404.885.3000 telephone troutmansanders.com
May 12, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

Re:	PRGX Global Inc. Registration Statement on Form S-3 Filed January 31, 2011 File No. 000-28000
Dear Ms. Long:
     This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 24, 2011 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-3 (File No. 333-171986), filed by PRGX Global, Inc. (the “Company”). We are authorized by the Company to provide the responses contained in this letter on its behalf. The Company has also filed today, Pre-effective Amendment No. 1 to the Form S-3 (the “Amended S-3”) that reflects the responses provided below. The terms “we,” “us,” and “our” in the responses refer to the Company.
     For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.
General
1.	In footnote 5 to your Registration Fee Table, we note that each share of common stock includes one preferred stock purchase right, which entitles the holder to purchase one one-hundredth of a share of participating preferred stock upon the occurrence of certain events described on page 22. It does not appear that you have registered these rights. Please advise or register these rights, list them on the prospectus cover page, and arrange for counsel to opine on the legality of these rights. Refer to Compliance and Disclosure Interpretations — Securities Act Forms (Interpretation 116.16), available in the Corporation Finance section of our website.
ATLANTA        CHICAGO        HONGKONG        LONDON        NEW YORK        NEWARK        NORFOLK        ORANGE COUNTY        PORTLAND
RALEIGH        RICHMOND        SAN DIEGO        SHANGHAI        TYSONS CORNER        VIRGINIA BEACH        WASHINGTON, DC

Ms. Pamela A. Long
United States Securities and Exchange Commission
May 12, 2011

Response
     In response to the Staff’s comment, we have amended the Registration Statement to include the registration of the preferred stock purchase rights and have arranged for counsel to include such securities in counsel’s opinion filed as Exhibit 5.1 to the Registration Statement.
Prospectus Cover Page
2.	It appears that you are registering this offering on Form S-3 pursuant to General Instruction I.B.6. If so, please note that you must set forth on the outside front cover page of the prospectus the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction 1.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. See Instruction No. 7 to General Instruction I.B.6 of Form S-3. If you are not relying on General Instruction 1.B.6, please advise us regarding your eligibility to use Form S-3 for this offering.
Response
     The Company has filed the Registration Statement on Form S-3 pursuant to General Instruction I.B.1. The Company’s eligibility to rely on General Instruction I.B.1 is based on its determination that the aggregate market value of its voting and non-voting common equity held by non-affiliates exceeded $75 million as of a date within 60 days prior to the date of filing the Registration Statement, January 31, 2011. Specifically, on January 31, 2011, (i) the closing price of the Company’s common stock on the NASDAQ Global Market was $6.22 per share, and (ii) the Company had 19,424,594 shares of its common stock held by non-affiliates. Thus the value of the Company’s common stock held by non-affiliates on January 31, 2011 was $120,820,975, thereby making the Company eligible to use Form S-3 pursuant to General Instruction I.B.1. Based on the closing price of the Company’s common stock on May 10, 2011 of $8.21 per share, the date preceding the filing of the Amended S-3, the value of the Company’s common stock held by non-affiliates continues to exceed $75 million.
Where You Can Find Additional Information, page 3
3.	In your next amendment, please incorporate by reference your Form 8-K filed on February 3, 2011.
Response
     In response to the Staff’s comment, we have amended the Registration Statement to include all Company filings since January 31, 2011, that are required to be specifically incorporated by reference under Item 12(a) of Form S-3.

Ms. Pamela A. Long
United States Securities and Exchange Commission
May 12, 2011

Selling Stockholders, page 32
4.	For each of the selling shareholders, please provide the information required by Item 507 of Regulation S-K.
Response
     In providing the information for each of the selling shareholders, the Company has relied on General Instruction II.G to Form S-3 which permits the Company to refer to each selling shareholder only in a generic manner. While General Instruction II.G permits the omission of the selling shareholders’ names prior to effectiveness, the Company elected to provide the names of the selling shareholders due to the specific nature of their collective relationship with the Company as its largest shareholder. Following effectiveness of the Registration Statement, and in connection with an offering of securities by any or all of the selling shareholders of the securities registered therein, the Company intends to provide all the disclosure called for by Item 507 of Regulation S-K and any other disclosure that may be required in connection with such an offering, by any of the means described in General Instruction II.G.
5.	For any of the selling shareholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the company’s securities.
Response
     Please see the response to Comment 4 above.
6.	Please disclose whether the any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale. If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:
•	that the selling shareholders purchased in the ordinary course of business; and

•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

•	If the selling shareholders are unable to make these representations, please state that they are underwriters.

Ms. Pamela A. Long
United States Securities and Exchange Commission
May 12, 2011

Response
     In response to the Staff’s comment, we have amended the Registration Statement to disclose that none of the selling shareholders named in the Registration Statement are broker-dealers or affiliates of broker-dealers.
Legal Matters, page 36
7.	Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of the Securities Act of 1933.
Response
     In response to the Staff’s comment, we have amended the prospectus to include the address of counsel.
Exhibit Index, page II — 3
8.	Please revise your exhibit index to include the form of common stock certificate.
Response
     In response to the Staff’s comment, we have revised the exhibit index to include the form of common stock certificate.
Undertakings, page II — 4
9.	Please revise your disclosure to include only those undertakings that are applicable to your offering. It is unclear to us why you have included the undertakings contained in paragraph nine on page II — 6. Please advise or revise your disclosure accordingly.
Response
     In response to the Staff’s comment, we have revised the Registration Statement as requested.
Exhibit 5.1 — Legal Opinion of Troutman Sanders LLP
10.	Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations — Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website. We note several assumptions

Ms. Pamela A. Long
United States Securities and Exchange Commission
May 12, 2011

and qualifications currently present in the opinion that should be removed in counsel’s future unqualified opinion.
Response
     In response to the Staff’s comment, we confirm our understanding that an updated unqualified opinion of counsel will be filed with respect to the legality of the securities being offered at the time of each sale of the securities registered in this filing. Counsel also has revised its opinion in connection with this filing to avoid duplicative and/or unnecessary qualifications and conditions.
11.	We note counsel’s opinion regarding the depositary shares in paragraph five on page six. Please arrange for counsel to opine that the depositary shares will have been duly authorized and validly issued and will constitute valid and legally binding obligations of the company.
Response
     In response to the Staff’s comment, we have revised the opinion of counsel as requested.
*               *               *               *               *
     In preparing our response to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela A. Long
United States Securities and Exchange Commission
May 12, 2011

     We appreciate the assistance the Staff has provided with its comments. Please direct any further questions or comments you may have regarding the Registration Statement or the Amended S-3 to me at (404) 885-3139.

Sincerely,

/s/ David W. Ghegan

David W. Ghegan

cc:	Jessica S. Kane
United States Securities and Exchange Commission

Victor A. Allums
PRGX Global, Inc.